Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                August 14, 2017


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1619
                 NDR Thematic Opportunities Portfolio, Series 1
                       File Nos. 333-218957 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comment letter dated July 13, 2017 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1619, filed on June 23, 2017, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the NDR Thematic Opportunities Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. This section states that Ned Davis Research ("NDR") will identify investment themes, and suggest securities for the portfolio that have the potential to benefit from these investment themes. Please provide a definition of "investment theme" in this section. Also, please disclose and fully describe in this section the specific themes (e.g., cybersecurity, clean energy) selected for the trust by NDR, and include a discussion of what sectors or industries may be poised to benefit from these specific themes, and why these sectors or industries may benefit. Also provide similar revisions to the "Security Selection" section which follows.

     Response: A definition of investment theme has been provided and the "Principal Investment Strategy" section has been revised to provide examples of themes. As disclosed in the revised language, themes will change from series to series. Consequently, the Trust believes that the discussion regarding specific themes and sectors/industries for a given trust is better suited for the "Security Selection" section. The "Security Selection" section has been revised to provide more details about how themes, factors and securities are selected.

Investment Summary -- Security Selection

     2. The fourth paragraph of this section describes the process by which NDR "processes the factors relevant to a particular theme," and "identifies specific securities believed to most benefit from the selected themes." Please revise this paragraph in plain English, and provide definitions for the "fundamental," "technical," and "macro" factors cited in this paragraph. Please also provide examples of the factors used by the NDR.

     Response: The registration statement has been revised in accordance with this comment.

     3. The fifth paragraph of this section states that NDR applies the security selection processes against the universe of "U.S.-domiciled common stocks," and that "American depositary receipts and global depositary receipts are not eligible for inclusion in the portfolio." However, disclosure in the Principal Investment Strategy section states that the common stocks held by the trust "may include common stocks of U.S. and non-U.S. companies." In addition, the second bullet point in the discussion of the trust's principal risks describes the risks related to the trust's investments in U.S.-listed foreign securities. Please correct this inconsistency.

     Response: U.S.-domiciled common stocks may include securities that are headquartered or incorporated in another country. Consequently, the Trust believes the disclosures are sufficient and respectfully declines to make the requested changes.

     4. The fifth paragraph of this section also states that NDR ranks each security "based on its sensitivity to each of the themes selected for the trust," and uses the "strength of the sensitivity rankings" to determine initial recommended security weightings for the portfolio. Please provide additional disclosure in this section clarifying how the stocks are ranked based on their sensitivity to the selected themes, and how they are weighted based on the strength of the sensitivity rankings. Please also provide an example of this security ranking and weighting process.

     Response: The registration statement has been revised in accordance with this comment.

Investment Summary -- Principal Risks

     5. Please provide principal risks in this section that NDR's theme selection, as well as the security selection methodology, may not produce the desired investment results.

     Response: The registration statement has been revised in accordance with this comment.

Investment Summary -- Principal Risks

     6. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

     Response: The Trust has not submitted, nor does it expect to submit, any exemptive applications or no-action requests in connection with the registration statement.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                              Morrison C. Warren